

Mail Stop 4628

September 29, 2016

John F. Gehring
Vice President
Lamb Weston Holdings, Inc.
222 W. Merchandise Mart Plaza
Suite 1300
Chicago, IL 60654

> **Re:** **Lamb Weston Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed September 16, 2016**
> **File No. 1-37830**

Dear Mr. Gehring:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2016 letter.

Information Statement filed as Exhibit 99.1

Unaudited Pro Forma Combined Financial Data, page 44

1. We note your response to prior comment 6, which states certain pro forma adjustments have been calculated assuming a distribution ratio of one Lamb Weston common share for every one ConAgra Foods, Inc. common share. Please confirm that you will update the information disclosed related to pro forma adjustments (C), (G), (H) and (I) once the actual distribution ratio has been determined.

Relationship with ConAgra after the Spinoff, page 75

2.   We note that you have deleted from page 78 an undertaking to describe the services
      to be provided pursuant to your transition services agreement with ConAgra in an
      amendment to your information statement. We also note that you have deleted a
      similar undertaking regarding disclosure of other arrangements between you and
      ConAgra from page 79. However, it appears that you have not revised your filing to
      include such disclosures. Please expand your disclosure in this section to describe the
      services and fees to be provided pursuant to your transition services agreement, as
      well as any other arrangements between you and ConAgra.

Compensation Discussion & Analysis, page 84

3.   We note your response to our prior comment 9. We also note your description of the
      management incentive plan in this section. Please file or incorporate by reference the
      2014 Executive Incentive Plan that ConAgra Foods filed as Exhibit 10.2 to its current
      report on Form 8-K filed on September 22, 2014 or tell us why you are not required
      to do so.

Management Incentive Plan, page 90

4.   With regard to the secondary metric of net sales growth, you state that the additional
      payout under this metric was designed to provide an additional 20 points of funding if
      adjusted net sales growth of 3.4% or more was achieved for the 2016 fiscal year,
      "with lesser additional funding provided for adjusted net sales growth at or above
      2.4% but below 3.4%." Please quantify the amount of additional funding provided
      for adjusted net sales growth at or above 2.4% but below 3.4%.

Our Anticipated Compensation Program, page 101

5.   You provide on page 101 disclosure regarding your letter agreement with Ms. Carter.
      Please also file the agreement as an exhibit to your registration statement. Refer to
      Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources